SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION to be INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)*

                             MONARCH SERVICES, INC.

                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE

                         (Title of Class of Securities)

                                   609020 10 2

                                 (CUSIP Number)

                              Thomas J. Plotz, Esq.
                                Shaw Pittman LLP
                                2300 N Street, NW
                             Washington, D.C. 20037
                                 (202) 663-8000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 10, 2004

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 609020 10 2

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Swampoodle L.P.
     52-2025208

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) / /
                                                                         (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

7.   SOLE VOTING POWER
     66,125

8.   SHARED VOTING POWER
     -0-

9.   SOLE DISPOSITIVE POWER
     66,125

10.  SHARED DISPOSITIVE POWER
     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     66,125

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.1%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN

Item 1.   SECURITY AND ISSUER

The class of equity securities to which this statement relates consists of the common stock, par value $.001 per share (the "Common Stock"), of Monarch Services, Inc., a Maryland corporation (the "Company"). The address of the Company's principal executive offices is 4517 Harford Road, Baltimore, Maryland 21204.

Item 2.   IDENTITY AND BACKGROUND

     (c) Michael R. Drayne's principal occupation is Senior Vice President of Greater Atlantic Mortgage Corporation, 8230 Old Courthouse Road, Vienna, Virginia 22182.

Item 4.   PURPOSE OF TRANSACTION

The purpose of the transaction was to reduce Swampoodle's holdings of the Common Stock to under 5% of the shares of Common Stock outstanding.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, Swampoodle may be deemed to beneficially own, pursuant to the rules and regulations of the Securities and Exchange Commission, 66,125 shares (4.1%) of Common Stock.

     (b) As of the date hereof, Swampoodle has the sole voting power over 66,125 shares of Common Stock and has sole dispositive power over 66,125 shares of Common Stock.

     (c) During the past 60 days, Swampoodle effected the following transactions in Common Stock:

               Date of Sale  Shares  Price  Per Share   Sale Type
               ------------  ------  ----------------  -----------
                  3/10/2004   6,100       $2.75        Open Market

                  3/10/2004   3,800       $2.49        Open Market

                  3/10/2004     200       $2.50        Open Market

                  3/11/2004     500       $2.05        Open Market

                  3/11/2004   2,500       $1.90        Open Market

                  3/11/2004   3,575       $2.03        Open Market

     (d)  Not applicable.

     (e)  March 10, 2004.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2004

                              Swampoodle L.P.

                              By: Swampoodle Holdings, Inc.
                              General Partner


                              By:        /s/ Michael R. Drayne
                                   -----------------------------------
                                   Name: Michael R. Drayne
                                   Title: President

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